

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

August 12, 2009

<u>By facsimile to (602) 248-1770 and U.S. Mail</u>

Mr. Ian Quinn
Chairman, Chief Executive Officer, and Chief Financial Officer
Charmed Homes Inc.
60 Mount Kidd Point, S.E.
Calgary, Alberta T2Z 3C5, Canada

Mr. David Ly
President and Chief Executive Officer
IntelaSight, Inc., doing business as Iveda Solutions
1201 South Alma School Road, Suite 4450
Mesa, AZ 85210

Re: Charmed Homes Inc.
       Pre-effective Amendment 2 to Registration Statement on Form S-4
       Filed August 5, 2009
       File No. 333-159272

Dear Messrs. Quinn and Ly:

We reviewed the filing and have the comments below.

General

1.   Refer to prior comment 1. Also file Annex D. We note the disclosure on page 39 that the amendment to Charmed's articles of incorporation is attached as Annex D.

Application of Critical Accounting Policies, page 68

2.   We have read your response to prior comment 6. You state that in future filings you will explain the nature of the leased assets and expand disclosure of your impairment considerations. However, this disclosure should have been provided in your amended

Form S-4 filed on August 5, 2009. In your next amended filing, please explain the nature of the leased assets and expand disclosure of your impairment considerations.

Note 1 – Summary of Significant Accounting Policies, page F-8

Cash and Cash Equivalents, page F-9

3.   We have read your response to prior comment 6. Please amend your cash policy disclosure to state, if true, that you classify cash equivalents with a maturity date of three months or less as cash. Furthermore, you state that in future filings and financial statements you will disclose that debt instruments (rather than all instruments) with original maturity dates of three months or less will be reported as cash equivalents. Please advise or revise.

Closing

        As appropriate, please amend the registration statement in response to these comments. You may wish to provide us marked courtesy copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

        Notwithstanding our comments, when Charmed Homes requests acceleration of the effective date of the pending registration statement, provide a written statement from each of Charmed Homes and IntelaSight acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Charmed Homes and IntelaSight from their full responsibility for the adequacy and accuracy of the disclosure in the filing.

- Charmed Homes and IntelaSight may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of the filing or in response to our comments on the filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions about comments on the financial statements and related matters to Tracey L. McKoy, Staff Accountant, at (202) 551-3772 or Melissa N. Rocha, Senior Staff Accountant, at (202) 551-376854. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765.

Very truly yours,

Pamela A. Long
Assistant Director

cc: The Corporation Trust Company of Nevada
        Agent for Service, Charmed Homes Inc.
        6100 Neil Road, Suite 500

Reno, NV 89511

Stephen R. Boatwright, Esq.
Alicia M. Corbett, Esq.
Keller Rohrback, PLC
3101 North Central Avenue, Suite 1400
Phoenix, AZ 85012-2643